EXHIBIT 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF CN ENERGY GROUP. INC.

Description of the Acquisition of Blessing Logistics Ltd (“Transaction”)

On March 30, 2026, CN Energy Group. Inc. (the “Company”) and its wholly owned subsidiary, CNEY Canada Inc. (“AcquireCo”), entered into an Amended and Restated Share Purchase Agreement (the “Purchase Agreement”) with Blessing Logistics Ltd., an Alberta corporation (“Blessing Logistics”), and the sellers listed therein, which amends and restates the Share Purchase Agreement dated February 19, 2026, previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on February 24, 2026.

Pursuant to the Purchase Agreement, AcquireCo acquired all of the issued and outstanding shares of Blessing Logistics for aggregate consideration of US$2,000,000, payable solely through the issuance of Class A ordinary shares of the Company at a price of US$0.70 per share, subject to adjustment based on the fair value of certain assets at closing. The shares were issued in reliance on Regulation S under the Securities Act of 1933, as amended, and are subject to customary transfer restrictions, including a six-month lock-up.

The transaction closed on March 31, 2026, and Blessing Logistics is now a wholly owned subsidiary of AcquireCo (the “Closing”). The Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions.

The following unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the historical financial statements and accompanying notes of the Company included in the Annual Report on Form 20-F for the year ended September 30, 2025, filed with the SEC on January 30, 2026, as amended on September 10, 2026, (ii) the audited financial statements of Blessing Logistics for the years ended September 30, 2025 and 2024, and the unaudited financial statements of Blessing Logistics for the six months ended March 31, 2026, included as an Exhibit to the Report on Form 6-K/A to which this Exhibit is attached, and (iii) the accompanying notes to the unaudited pro forma condensed combined financial statements included below.

The Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of the Company and Blessing Logistics (“Combined Company”) as of September 30, 2025, and depicts the accounting of the Transaction under U.S. generally accepted accounting principles (“GAAP”) (such accounting adjustments, the “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the year ended September 30, 2025 combines the historical results of the Company and Blessing Logistics for this period and depicts the pro forma balance sheet transaction accounting adjustments assuming that those adjustments were made as of September 30, 2025 (the “pro forma statement of operations transaction accounting adjustments”). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statement of operations transaction accounting adjustments are referred to as the “pro forma adjustments.”

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The following unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and do not purport to represent or be indicative of the actual results of operations or financial condition and should not be construed as representative of the future results of operations or financial condition of the Combined Company.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transaction occurred on the dates indicated. Differences between these preliminary estimates and the final accounting expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had the Company and Blessing Logistics been a combined organization during the specified periods. The actual results reported in periods following the Closing may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared by management of the Company and management of Blessing Logistics in accordance with Regulation S-X Article 11, “Pro Forma Financial Information,” as amended by the final rule, “Amendments to Financial Disclosures About Acquired and Disposed Businesses,” as adopted by the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2020 (“Article 11”), and is presented in U.S. dollars. The historical financial statements of the Company and Blessing Logistics have been prepared in accordance with generally accepted accounting principles in the United States. Management of the Company and management of Blessing Logistics have made significant estimates and assumptions in their determination of the pro forma adjustments based on information available as of March 31, 2026 that the respective management teams of the Company and Blessing Logistics believe are reasonable under the circumstances. The unaudited pro forma condensed combined financial information does not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transaction occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Pro Forma Adjustments

The pro forma adjustments are based on the management of the Company’s and the management of Blessing Logistics’ preliminary estimates and assumptions that are subject to change.

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Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2025

(Unaudited)

	Historical
	The	Blessing	Pro Forma		Pro Forma
	Company	Logistics	Adjustments	Note	Combined
ASSETS
Current Assets:
Cash and restricted cash	$390,706	$7,656			398,362
Accounts receivable, net	1,650,231	-			1,650,231
Inventories, net	3,640,861	-			3,640,861
Advances to suppliers, net	21,446,203	-			21,446,203
Loan to a third party	4,749,572	-			4,749,572
Acquisition reversal receivable	33,151,699	-			33,151,699
Prepaid expenses and other current assets	739,319	2,297			741,616
Total current assets	65,768,591	9,953			65,778,544
Non-Current Assets:
Long-term investments	40,604,689	-			40,604,689
Intangible asset	-		1,990,047	(a)	1,990,047
Property and equipment, net	879,246	-			879,246
Right-of-use assets	61,885	-			61,885
Total non-current assets	41,545,820	-			43,535,867

Total Assets	$107,314,411	$9,953			$109,314,411

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	145,435	-			145,435
Convertible notes	3,432,353	-			3,432,353
Remaining acquisition consideration payable	715,348	-			715,348
Taxes payable	2,717	-			2,717
Accrued expenses and other current liabilities	434,925	-			434,925
Total current liabilities	4,730,778	-			4,730,778
Non-Current Liability:
Due to related parties	611,327	-			611,327
Total non-current liability	611,327	-			611,327
Total liabilities	$5,342,105	-			$5,342,105

Commitments and contingencies

Shareholders' Equity:
Class A ordinary share, no par value, unlimited number of shares authorized; 4,988,337 and 272,490 shares issued and outstanding as of September 30, 2025 and 2024, respectively	122,966,148	-	2,000,000	(a)	124,966,148
Class B ordinary share, no par value, unlimited number of shares authorized; 635,419 and 4,028 shares issued and outstanding as of September 30, 2025 and 2024, respectively	5,683,255	-			5,683,255
Additional paid-in capital	8,865,199	4,983,701	(4,983,701)	(b)	8,865,199
Statutory reserves	11,404	-			11,404
Accumulated deficits	(27,879,848)	(4,989,058)	4,989,058	(b)	(27,879,848)
Accumulated other comprehensive loss	(7,673,852)	15,310	(15,310)	(b)	(7,673,852)
Total shareholders' equity	101,972,306	9,953			103,972,306

Total Liabilities and Shareholders' Equity	$107,314,411	$9,953			$109,314,411

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

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Pro Forma Condensed Combined Statement of Operations

For the Year Ended September 30, 2025

(Unaudited)

	Historical
	The	Blessing	Pro Forma		Pro Forma
	Company	Logistics	Adjustments	Note	Combined
Revenues	$35,573,432	-	-		$35,573,432
Cost of revenues	(34,925,865)	-	-		(34,925,865)
Gross profit	647,567	-	-		647,567
Operating expenses:
Allowance for credit losses	(8,902,927)	-	-		(8,902,927)
General and administrative expenses	(2,718,792)	(92,499)	-		(2,811,291)
Research and development expenses	(1,279)	-	-		(1,279)
Total operating expenses	(11,622,998)	(92,499)	-		(11,715,497)

Loss from operations	(10,975,431)	(92,499)	-		(11,067,930)

Other income (expenses):
Interest expense	(168,183)	-	-		(168,183)
Amortization of debt issuance costs	(540,528)	-	-		(540,528)
Interest income	2,567	719	-		3,286
Gain on disposal of subsidiaries	815,671	-	-		815,671
Share of net loss from equity investee	(308,681)	-	-		(308,681)
Other income	32,956	1,704	-		34,660
Total other (expenses) income, net	(166,198)	2,423	-		(163,775)

Loss before income taxes	(11,141,629)	(90,076)	-		(11,231,705)
Income tax expenses	(378)	-	-		(378)
Net loss	(11,142,007)	(90,076)	-		(11,232,083)

Net loss	(11,142,007)	(90,076)	-		(11,232,083)
Other comprehensive income (loss) :
Foreign currency translation loss	(3,729,742)	(3,466)	-		(3,733,208)
Comprehensive loss	($14,871,749)	($93,542)	-		($14,965,291)

Loss per share
Basic	($21.46)	-	-		($21.63)
Diluted	($21.46)	-	-		($21.63)
Weighted average shares outstanding
Basic	519,262	-	-		519,262
Diluted	1,950,054	-	-		1,950,054

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

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1. Basis of Presentation

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of the Company and the historical combined financial statements of Blessing Logistics, after giving effect to the Transaction using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, (“ASC 805”) and applying the assumptions and adjustments described in the accompanying notes.

2. Accounting Policies

Other than the accounting policies disclosed below, no other material differences were noted between the Company’s and Blessing Logistics’ accounting policies. Following the Closing, a more detailed review and comparison of the two companies’ accounting policies will be performed. As a result, additional differences between the accounting policies of the two companies may be identified that, when conformed, could have had a material impact on the accompanying unaudited pro forma condensed combined financial information.

Intangible assets, net

An intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Intangible assets are initially recognized at cost, less any accumulated amortization and any impairment losses. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

The useful life of intangible assets has been assessed as follows:

Category	Useful Life
License	2 years

3. Preliminary Purchase Consideration Allocation

On March 30, 2026, CN Energy Group. Inc. (the “Company”) and its wholly owned subsidiary, CNEY Canada Inc. (“AcquireCo”), entered into an Amended and Restated Share Purchase Agreement (the “Purchase Agreement”) with Blessing Logistics Ltd., an Alberta corporation (“Blessing Logistics”), and the sellers listed therein, which amends and restates the Share Purchase Agreement dated February 19, 2026, previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on February 24 2026.

Pursuant to the Purchase Agreement, AcquireCo acquired all of the issued and outstanding shares of Blessing Logistics for aggregate consideration of US$2,000,000, payable solely through the issuance of Class A ordinary shares of the Company at a price of US$0.70 per share, subject to adjustment based on the fair value of certain assets at closing. The shares were issued in reliance on Regulation S under the Securities Act of 1933, as amended, and are subject to customary transfer restrictions, including a six-month lock-up.

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The transaction closed on March 31, 2026, and Blessing Logistics is now a wholly owned subsidiary of AcquireCo. The Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions.

If the Transaction had consummated on September 30, 2025, the estimated preliminary fair values of the identifiable assets and liabilities of Blessing Logistics, identifiable intangible assets at their estimated acquisition-date fair values, and goodwill are as follows:

Assets acquired
Cash and cash equivalents	$7,656
GST recoverable	2,297
Total assets	9,953

Total liabilities assumed	-
Net assets acquired	9,953
Identifiable intangible assets
License	1,990,047
Net assets	2,000,000
Purchase consideration	2,000,000
Goodwill	-

4. Pro Forma Adjustments

The pro forma adjustments are based on the management of the Company’s and the management of Blessing Logistics’ preliminary estimates and assumptions. Actual results may differ significantly from such preliminary estimates and assumptions.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are as follows:

(a)	To reflect the acquisition consideration of $2,000,000 payable in Class A ordinary shares of the Company.

(b)	Elimination on acquisition.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operation for the year ended September 30, 2025 are as follows:

None.

5. Management Pro Forma Adjustments

None.

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